June 22, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	The Cooper Companies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed December 17, 2010
Form 10-Q for the Quarterly Period Ended January 31, 2011
Filed March 4, 2011
Form 10-Q for the Quarterly Period Ended April 30, 2011
Filed June 3, 2011
File No. 001-08597

Dear Mr. James:

The Cooper Companies, Inc. (the “Company”) responds, as set forth below, to the comments contained in your letter to Eugene J. Midlock, the Company’s Chief Financial Officer, dated June 15, 2011. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

CVI Net Sales by Region, page 40

1.	We acknowledge your response to comment 2. We note your disclosure that the out-of-period adjustment resulted from mathematical mistakes, mistakes in the application of GAAP and oversight of facts. We also see your conclusion that deficiencies in your internal controls existed. Please tell us how you considered whether these issues represent material weaknesses or significant deficiencies and how you determined that internal control over financial reporting is effective in light of the identified matters. Refer to Rule 308(a)(3) of Regulation S-K.

RESPONSE

The Company concluded that the deficiencies in internal controls referenced in your comment aggregated to a significant deficiency but not a material weakness. In evaluating the deficiencies, the Company referred to Rule 308 of Regulation S-K and the SEC guidance for evaluating deficiencies SEC Release No. 33-881034-55929, Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting.

Securities and Exchange Commission

June 22, 2011

The Company noted the deficiencies as it performed its fiscal period-end reviews of the rebate and incentive accrual processes in a single geographic region. The Company concluded that the deficiencies were isolated to that one specific region based on the results of the Company’s assessment of the design and effectiveness of the controls over these processes in all significant geographic regions. The Company reviewed the accounts affected by, and the potential magnitude of, the deficiencies and considered that in the aggregate the potential error could be considered significant to the consolidated financial statements. However, the Company determined that compensating controls were operating effectively to achieve the objective of preventing the reasonable possibility of a material misstatement. These compensating controls comprise transaction level controls that compare current activity to existing contract rates and parameters and entity level controls that include balance sheet and statement of income trend and variance analyses compared to budget and forecasts.

As part of the assessment of the deficiency, the Company considered whether a prudent official would conclude that the deficiency is a material weakness. Based on the facts discussed above, the Company concluded that the only reasonable possibility was that a less than material misstatement could occur and that there was not a reasonable possibility that a material misstatement could occur. Based on the Company’s assessment that the deficiencies represented a significant deficiency but not a material weakness, the Company concluded its internal control over financial reporting was effective as of October 31, 2010.

Restructuring Costs, page 43

2.	We refer to your response to comment 3. In future filings, to the extent it is material, please quantify and describe expected cost savings from restructuring plans similar to that in your response. Refer to SAB Topic 5.P.4.

RESPONSE

The Company notes your comment and in future filings will, where material, quantify and describe expected cost savings from restructuring plans.

3.	Further to your response in prior comment 7, please tell us the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.

RESPONSE

The amount of cash and cash equivalents held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries was $3.5 million as of October 31, 2010 and an average of $5.2 million in the fiscal first half of 2011. The Company’s foreign subsidiaries hold no investments other than short-term excess cash. Further to our prior response to you referenced above, the Company expects to utilize its cash and cash equivalents and cash flows from operations to fund future operations, capital expenditures and to pay down debt.

Securities and Exchange Commission

June 22, 2011

Financial Statements

Note 11. Employee Benefits, page 99

4.	We refer to your response to comment 13. In future filings please briefly describe your “individual fund procedures” and how liquidity restrictions and fund status impacted your valuations similar to your response consistent with ACS 820-10-50.

RESPONSE

The Company notes your comment and in future filings will describe individual fund procedures and how liquidity restrictions and fund status impacted the valuations.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

5.	Further to your response to prior comment 18, please explain further why the effective settlement of a supply contract with unfavorable terms compared to current market terms from the company’s prospective resulted in a gain and not a loss. Refer to the example in 805-10-55-30 through 55-32.

RESPONSE

The Company confirms that it utilized the example provided in 805-10-55-30 to 32 in the initial determination of the gain referred to above. The Company acknowledges that the effective settlement of a supply contract with unfavorable terms compared to current market terms generally would result in a loss for an acquirer/purchaser. The Company determined that its result was a gain as the Company represented an acquirer/supplier. In its capacity as a supplier, the Company had an unfavorable contract to sell product to the Target. Upon the Company reacquiring this contractual right, it recorded a gain on settlement as the Company is no longer required to supply product to the Target under the unfavorable contract and may supply product to others at market terms.

Securities and Exchange Commission

June 22, 2011

Form 10-Q for the quarterly period ending April 30, 2011

Consolidated Financial Statements

Note 6. Income Taxes, page 12

6.	We see your effective tax rate for the fiscal first half of 2011 is 7.1% compared to a range of 13.5% to 9.3% between fiscal 2008 and 2010. Please provide to us a summary of tax benefits you receive in foreign locations that attributes to the reduced effective tax rate.

RESPONSE

The reduction in the Company’s effective tax rate for the fiscal first half of 2011 is attributable to a change in the geographic mix of income with income earned in foreign jurisdictions increasing as compared to income earned in the United States. As a result, the ratio of domestic income to worldwide income within the contact lens business unit has been decreasing and ranged from 37% to 25% during the fiscal years 2008 to 2010, with the same ratio reduced to below 10% for the first fiscal half of 2011.

A reduction in the ratio of domestic income to worldwide income effectively lowers the overall tax rate due to the fact that the tax rates in the majority of foreign jurisdictions where the Company operates are significantly lower than the statutory rate in the United States. With respect to the Company’s foreign manufacturing locations, the United Kingdom recently lowered its corporate tax rate to 27% and in Puerto Rico the Company has a special tax rate of 2% under a “Grant of Industrial Tax Exemption” offered in exchange for investments made within Puerto Rico. The foreign sales locations are generally subject to income tax rates significantly below the domestic tax rate including most jurisdictions in the EMEA region with rates lower than 28% and many jurisdictions in the Asia Pacific region with rates lower than 20%.

A significant driver of this change in the geographic mix of income is the completion of the Company’s restructuring plan to close a manufacturing facility within the contact lens business, located in Norfolk, Virginia, with the manufacturing demand subsequently absorbed by our plants in the United Kingdom and Puerto Rico. As a result of this restructuring, only 1% of the Company’s contact lens products are manufactured in the United States.

Additionally, in the fiscal first half of 2011, the Company recorded a $16.5 million domestic loss on the repurchase of its Senior Notes that included the write off of about $4.4 million of unamortized costs and the redemption premium of $12.1 million. This impacted the Company’s tax provision and further reduced the overall effective tax rate.

Note 13. Contingencies, page 23

7.	We acknowledge your response to comment 16. Please tell us how you considered the disclosures required by FASB ASC 450-20-50 and SAB Topic 5-Y regarding the Rembrandt Vision Technologies litigation.

Securities and Exchange Commission

June 22, 2011

RESPONSE

The Company confirms that it assesses contingencies related to claims, suits and proceedings pursuant to ASC 450-20 and has reviewed SAB Topic 5-Y.

The Company’s analysis as to disclosure was based on the following facts. On April 28, 2011, Rembrandt Vision Technologies, L.P. filed a lawsuit against CooperVision, Inc. in the United States District Court for the Eastern District of Texas alleging that CooperVision’s silicon hydrogel contact lenses infringe U.S. Patent No. 5,712,327 entitled “Soft Gas Permeable Contact Lens Having Improved Clinical Performance,” which was issued on January 28, 1998. The lawsuit does not specify which of the Company’s silicone hydrogel contact lenses infringe the patent or which of the claims under the patent were allegedly infringed. Moreover, the complaint has not been served on the Company and the Company has accordingly not filed any response. There have been no court proceedings or discovery in the case, nor has a trial date been set. Based on these facts, the Company did not believe that it was in a position at the time of the filing of its last Quarterly Report on Form 10-Q to make an assessment as to the probability of an unfavorable outcome or to make a reasonable estimate as to the amount of loss, if any.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Capital Resources and Liquidity, page 37

Financing Cash Flow, page 38

8.	We note that your discussion of cash flows from financing activities aggregates debt activity and does not separately discuss material transactions such as your repurchase of senior notes and how the repurchase was financed. In future filings please include a discussion of material factors necessary to convey an understanding of cash flows. Refer to the Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Future Condition and Results of Operation.

RESPONSE

The Company notes your comment and in future filings will revise the discussion of cash flows from financing activities to include a discussion of material factors necessary to convey an understanding of cash flows.

Securities and Exchange Commission

June 22, 2011

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings.

Sincerely,

/s/ Eugene J. Midlock

Eugene J. Midlock
Senior Vice President and
Chief Financial Officer

cc:	Leigh Ann Schultz - SEC
Kate Tillan, Assistant Chief Accountant - SEC
Christopher Kaufman - Latham & Watkins